Titan International, Inc.

VIA EDGAR

May 26, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Titan International, Inc.
Registration Statement on Form S-4
Filed: November 2, 2010

File No. 333-170296

Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”) filed by Titan International, Inc., an Illinois corporation (the “Company”), relating to a proposed offer (the “Exchange Offer”) by the Company to exchange up to $200,000,000 aggregate principal amount of the Company’s 7.875% Senior Secured Notes due 2017 (the “Exchange Notes”) and the guarantees thereof by four of the Company’s 100% owned subsidiaries named in the Registration Statement (together with the Company, the “Co-Registrants”) for up to $200,000,000 aggregate principal amount of the Company’s outstanding 7.875% Senior Secured Notes due 2017 (the “Private Notes”), I am writing to advise you supplementally in response to your letter dated November 22, 2010 as follows. For convenience of reference, your comments are set forth below, followed by Company’s response.

General

1.
We note that you are registering the new 7.875% Senior Secured Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

RESPONSE:

(a)
the Co-Registrants are registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1988), as interpreted in the Commission’s letters to Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993);

(b)
the Co-Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes or the guarantees thereof and, to the best of the Co-Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(c)	the Company will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that:

(i)
any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction, and

(ii)
any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(d)
the Company acknowledges that any secondary resale transaction, as described in clause (c)(i) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(e)
the Company will include in the transmittal letter to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder to the Company that:

(i)
the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Private Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

(ii)	the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(iii)
the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

(iv)
the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (e)(iii) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Private Notes or interests therein originally acquired by such holder directly from the Company should be covered by an effective registration statement and must comply with the registration requirements of the Securities Act,

(v)	neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of any of the Co-Registrants, and

(vi)
in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Private Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(f)	the Company will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

(g)
the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Company will keep the registration statement effective for up to 180 days, will not require the Company to maintain an “evergreen” registration statement; and

(h)	the Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, and any applicable rules and regulations thereunder.

2.
We note that four of your subsidiaries will guarantee the debt securities issued by Titan International, Inc., and as such the registration statement at the time of effectiveness must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. We note that Note 20 on page 14 of your financial statements for the period ended September 30, 2010 does not provide the required disclosure with respect to the exchange notes subject to the registration statement. In an appropriate section of the filing please disclose that the guarantees are full and unconditional, and that the guarantors of the 8% senior unsecured notes and 5.625% convertible senior subordinated notes discussed in Note 20, are the same wholly-owned subsidiaries as the subsidiaries guaranteeing the exchange notes. In addition, please confirm in the filing that the tabular disclosure on page 14 of the quarterly report and page F-30 of your most recent annual report is equally applicable to the exchange notes. For additional guidance please see Rule 3-10(f) of Regulation S-K, and Release No. 33-7878 dated August 15, 2000, found on the Commission’s website at http://www.sec.gov/rules/final/33-7878.htm.

RESPONSE:

Subsequent to the filing of the Registration Statement, the Company filed its Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), which has been incorporated by reference into the Registration Statement. The requested disclosure has been made in the 2010 Form 10-K. Please see Note 30 to the financial statements at page F-30 of the 2010 Form 10-K for subsidiary guarantor financial information relating to the guarantors of the Company’s 8% senior unsecured notes and 5.625% convertible senior subordinated notes, and Note 31 to the financial statements at page F-34 for subsidiary guarantor financial information relating to the guarantors of the Company’s Exchange Notes. Separate disclosure was required because not all of the guarantors of the 8% senior unsecured notes and 5.625% convertible senior subordinated notes are guarantors of the Exchange Notes, which are guaranteed by only four of the Company’s subsidiaries.

Please note that in February 2011, the Company satisfied and discharged the indenture relating to the 8% senior unsecured notes due January 2012 by depositing with the trustee $1.1 million cash, representing the outstanding principal of such notes and the interest payments due on July 15, 2011, and at maturity on January 15, 2012, and irrevocably instructing the trustee to apply the deposited money toward the interest and principal of such notes. As a result, the 8% senior unsecured notes due January 2012 are no longer deemed to be outstanding. See Note 27 to the financial statements at page F-28 of the 2010 Form 10-K and “Recent Developments” in the prospectus summary of the Registration Statement, page 2.

For the reasons noted above, we have not made the requested disclosure that the guarantors of the 8% senior unsecured notes and 5.625% convertible senior subordinated notes are the same as the guarantors of the Exchange Notes, and are not making the requested confirmation that disclosures in the financial statements relating to the guarantors of the 8% senior unsecured notes and 5.625% convertible senior subordinated notes are equally applicable to the Exchange Notes.

We have disclosed under “DESCRIPTION OF NOTES—The Note Guarantees” on page 32 of the Registration Statement that the guarantees of the Exchange Notes are full and unconditional.

Prospectus Cover Page

3.
Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

RESPONSE:

We confirm that the offer will be open for at least 20 full business days in compliance with Rule 14e-1(a) of the Exchange Act, and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Market and Industry Data. page ii

4.
We note your disclosure in the middle of the paragraph about your inability to guarantee the accuracy and completeness of any third party information incorporated in the prospectus. Please note that you are responsible for the entire content of the registration statement and that you may not use language that would be interpreted as a disclaimer of the information you have chosen to include in the filing. Please revise accordingly.

RESPONSE:

The disclosure at page ii has been revised as requested.

Risk Factors, page 12

5.
We note your disclosure in the penultimate sentence of the introductory paragraph. Please note that you must discuss all currently material risks known to you. Please revise your disclosure to remove any implications that your risk factor disclosure is not materially complete.

RESPONSE:

The disclosure at page 12 has been revised as requested.

Expiration, Extension and Amendment, page 27

6.
We note that you reserve the right to delay accepting any original notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). If you are referring to the right to delay acceptance only due to an extension to the exchange offer, so state.

RESPONSE:

We have revised the disclosure at page 26 to refer to a delay in acceptance only in the event of an extension to the Exchange Offer.

7.
We note your reservation of the right to amend the terms of the offer. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

RESPONSE:

The disclosure at page 26 has been revised as requested.

8.
Please advise us as to how oral notice of any extension termination or amendment is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-l(d).

RESPONSE:

We have revised the disclosure at page 26 to eliminate references to oral notice.

Conditions to the Exchange Offer, page 27

9.
An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise your disclosure to avoid the reference to “threatened” actions, as it is unclear how this could be objectively determined.

RESPONSE:

We have revised the disclosure at page 26 to eliminate references to threatened actions.

Return of Outstanding Notes Not Accepted or Exchanged, page 29

10.
We note the disclosure indicating that you will return any outstanding notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. We note similar disclosure at the end of your “Procedures for Tendering” discussion on page 28. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

RESPONSE:

We have revised the disclosure at pages 28 and 29 as requested.

Description of Other Indebtedness, page 73

11.
We note your disclosure regarding your credit facility, yet the credit agreement has not been filed as an exhibit to the registration statement, or incorporated by reference, as the case may be. Please file a complete copy of this agreement as an exhibit with your next amendment, or otherwise tell us why the filing of this agreement would not be required. Refer to Item 601(b)(l0) of Regulation S-K.

RESPONSE:

We have filed the credit agreement (including all amendments thereto) as an exhibit to the Registration Statement.

Material United States Federal Income Tax Considerations, page 76

12.
We note that the tax opinion regarding the material U.S. federal income tax consequences of the exchange has been filed as Exhibit 8.1 in short form. Because it appears that you intend the tax discussion section to set forth counsel’s opinion, please revise your disclosure to clearly state that the discussion and each of the conclusions in the prospectus are the opinion of counsel and ensure that counsel presents its full opinion in this section of the prospectus and clearly identifies the matters upon which counsel is opining.

RESPONSE:

We have made the requested disclosure at page 75.

Legal Matters, page 80

13.	Please revise your disclosure here to indicate legal counsel that will opine on the enforceability of the obligations under each guarantee.

RESPONSE:

We have made the requested disclosure at page 78 under “LEGAL MATTERS.”

Part II— Information Not Required in Prospectus, page II-1

Signatures

14.
Please note that with respect to the subsidiary guarantors, the registration statement must also be signed by the principal financial officer, controller or principal accounting officer and by at least a majority of the board of directors of each registrant. See Instruction 1 to signatures on Form S-4. Please have all the requisite parties sign the registration statement accordingly.

RESPONSE:

Signatures have been added as requested. See pages II-7 through II-10.

Exhibit 5.1 — Opinion of Bodman LLP
Exhibit 5.2 — Opinion of Schmiedeskamp, Robertson, Neu & Mitchell LLP

15.
Please be advised that the exchange notes and the guarantees represent contractual obligations of the company and the subsidiary guarantors and, therefore, counsel must opine that these securities are binding obligations of the company and the subsidiary guarantors under the state contract law governing these securities (i.e., the laws of the State of New York). See Item 601(b)(5) of Regulation S-K.

•
To the extent that the opinion of Bodman LLP will opine that the exchange notes will represent binding obligations of the company, please have counsel remove the assumption that the indenture is governed by the laws of the State of Michigan. Counsel must provide an opinion on the laws of the State of New York which govern the enforceability of these debt securities.

•
To the extent that the opinion of Schmiedeskamp, Robertson, Neu & Mitchell LLP will opine that the guarantees will represent binding obligations of each subsidiary guarantors, please have counsel revise its opinion to clearly identify the guarantees as separate securities which are being registered under the Securities Act of 1933, and state that the guarantees, and not only the provisions of the indenture applicable to the guarantors, represent binding obligations of the guarantors under the laws of the State of New York.

•
The opinion of Bodman LLP must clearly specify what matters of law and legal conclusions governed by the laws of the State of Illinois counsel is assuming for purposes of rendering its opinion. We note that neither opinion opines that the company and the subsidiary guarantors are duly organized under the laws of their respective jurisdictions or that the indenture was duly authorized, executed and delivered by each of the noted parties. Please have each counsel revise its respective opinion to clearly define the scope of each opinion, identify the securities covered by the opinion, and ensure that the opinion covers the laws of the proper jurisdiction. In this regard, please have Illinois counsel remove its assumption that with respect to matters involving the guarantor incorporated under the laws of the State of Ohio, the laws of the State of Illinois would apply.

We may have additional comments following the review of the revised opinions.

RESPONSE:

Because Bodman PLC (formerly Bodman LLP) and Schmiedeskamp, Robertson, Neu & Mitchell LLP are unable to provide the requested opinions without the assumptions as to matters involving New York and Ohio law, respectively, new opinions of Davis & Gilbert LLP, New York, New York; Schmiedeskamp, Robertson, Neu & Mitchell LLP, Quincy, Illinois; and Burkey, Burkey & Scher, Co., LPA, Warren, Ohio, are attached as Exhibits 5.1, 5.2 and 5.3, respectively. Davis & Gilbert LLP is opining as to matters of New York law; Schmiedeskamp, Robertson, Neu & Mitchell LLP is opining as to matters of Illinois law, and Burkey, Burkey & Scher, Co., LPA is opining as to matters of Ohio law.

Exhibit 8.1 - Tax Opinion of Bodman LLP

16.
We note counsel’s statements set forth in the last paragraph of the first page of the opinion, including the statement that if certain facts, statements and assumptions that you have relied on to issue the opinion are incorrect, your opinion may not be relied upon. Please note that it is inappropriate for counsel to assume any of the material facts underlying the opinion or facts that are readily ascertainable. Therefore, please remove this statement from the opinion. Note that we will not object if counsel assumes that the exchange offer will be conducted as described in the registration statement.

RESPONSE:

The reference to assumptions has been removed from the tax opinion and it has been re-filed as Exhibit 8.1 to the Registration Statement.

Please contact Barbara Bowman of Bodman PLC at (248) 743-6000 (facsimile: (248) 743-6002) with any questions you may have.

Very truly yours,

/s/ Cheri T. Holley
Cheri T. Holley
Vice President and General Counsel